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Exhibit 99.1

Corporate Office 400 Applewood Crescent, 2nd Floor Vaughan, Ontario L4K 0C3

IESI-BFC LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MAY 25, 2011

        NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares (the "Shares") (the "Voting Shareholders") of IESI-BFC Ltd. ("IESI-BFC" or the "Corporation") will be held at the Design Exchange at 234 Bay Street, Toronto, Ontario on May 25, 2011 at 2:00 p.m., Toronto time, for the following purposes:

  (a)
  to receive the financial statements of the Corporation for the period ended December 31, 2010 and the report of the auditors thereon;

  (b)
  to appoint auditors and to authorize the directors to fix the remuneration of the auditors;

  (c)
  to elect the directors; and

  (d)
  to transact such other business as may properly come before the Meeting and any and all adjournments thereof.

        A management information circular and form of proxy accompany this Notice.

DATED at Toronto, Ontario, this 18th day of April, 2011.

                        BY ORDER OF THE BOARD OF DIRECTORS
                        "William Chyfetz"
                        WILLIAM CHYFETZ
                        Vice President, Associate General Counsel and Secretary

        If you are a Voting Shareholder and you are unable to attend the Meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose to Computershare Investor Services Inc. so as to arrive not later than 2:00 p.m. (Toronto time) on May 20, 2011 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to 1-866-249-7775 (1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Only Voting Shareholders of record at the close of business on April 18, 2011 will be entitled to vote at the Meeting or any adjournment thereof.

 IESI-BFC LTD.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

MANAGEMENT INFORMATION CIRCULAR
DATED APRIL 18, 2011

THE CORPORATION

        IESI-BFC Ltd. was originally incorporated on May 20, 2009. On May 27, 2009 BFI Canada Ltd. amalgamated with IESI-BFC Ltd. and the amalgamated company continued under the name IESI-BFC Ltd. (together with its predecessor BFI Canada Ltd., "IESI-BFC" or the "Corporation").

        IESI-BFC Ltd. is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. In connection with the Conversion, securityholders of the Fund received common shares (the "Shares") of IESI-BFC Ltd. in exchange for ordinary trust units (the "Units") of the Fund. As a result of the Conversion, IESI-BFC Ltd. owned directly or indirectly, all of the existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        The head and principal office of IESI-BFC is located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3.

PROXY SOLICITATION AND VOTING AT THE MEETING

Solicitation of Proxies

        This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by our board of directors from registered owners of the Shares (the "Voting Shares") of the Corporation for use at the annual meeting (the "Meeting") of holders of Voting Shares ("Voting Shareholders") of the Corporation to be held on May 25, 2011 at the Design Exchange at 234 Bay Street, Toronto, Ontario at 2:00 p.m., and at any adjournment thereof, for the purposes set forth in the notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally by the Corporation or its subsidiaries at nominal cost. The cost of such solicitation will be borne by the Corporation.

Appointment of Proxies

        The persons named in the enclosed form of proxy are directors of the Corporation. A Voting Shareholder has the right to appoint another person or company to represent such Voting Shareholder at the Meeting, and may do so by inserting such person's or company's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person or company need not be a Voting Shareholder of the Corporation.

        To be valid, proxies must be returned to Computershare Investor Services Inc. so as to arrive not later than 2:00 p.m. (Toronto time) on May 20, 2011 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. Proxies may be returned by facsimile to 1-866-249-7775

(1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

Voting of Shares — Advice to Non-Registered Holders

        Only Voting Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Voting Shares of the Corporation beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Voting Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of the notice, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in the Meeting Materials, a request for voting instructions (the "Voting Instructions Form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

        The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Voting Shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Meeting in person or have another person attend and vote on behalf of the Non-Registered Holder, the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

Revocation of Proxies

        A Voting Shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and returning it to Computershare Investor Services Inc. in the manner and so as to arrive as described above, (b) by depositing an instrument in writing executed by the Voting Shareholder or by the Voting Shareholder's attorney authorized in writing (i) at the head office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any reconvened meeting, at which the proxy is to be used, or (ii) with the Chairperson of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or (c) in any other manner permitted by law.

Voting of Proxies

        The persons named in the accompanying form of proxy will vote or withhold from voting the Voting Shares in respect of which they are appointed in accordance with the direction of the Voting Shareholder appointing them, and if the Voting Shareholder specifies a choice with respect to any matter to be acted upon, the Voting Shares will be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted FOR the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors and FOR the election of the nominees named herein as directors, all as set out in this Circular. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with their judgment.

Information in this Circular

        In 2009, the Corporation began reporting its financial results in accordance with U.S. GAAP and in U.S. dollars, commencing with its results for the second quarter ended June 30, 2009. As such, unless otherwise indicated, all dollar amounts in this Circular are expressed in U.S. dollars. In addition information herein is presented as of April 18, 2011 unless otherwise indicated.

VOTING SHARES AND GOVERNANCE ARRANGEMENTS

        On April 18, 2011, the Corporation had outstanding 120,736,639 Shares. Each holder of Voting Shares of record at the close of business on April 18, 2011, the record date established for notice of the Meeting (the "Record Date"), will be entitled to vote on all matters proposed to come before the Meeting, even though such Voting Shareholder has since that date disposed of its Voting Shares. No person who acquires Voting Shares after the Record Date shall be entitled to vote at the Meeting or any adjournment thereof.

        Holders of Shares (the "Shareholders") will be entitled to cast one vote for each Share held of record as at the Record Date, on any matter presented to the Voting Shareholders at the Meeting.

        The remaining Participating Preferred Shares of IESI Corporation were all mandatorily exchanged for Voting Shares on December 31, 2010.

PRINCIPAL SHAREHOLDERS

        To the knowledge of the directors and officers of IESI-BFC, no person or company, as at April 18, 2011, beneficially owned, controlled or directed, directly or indirectly voting securities carrying more than 10% of the voting rights attached to any class of voting securities of IESI-BFC.

 MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

        The consolidated financial statements of the Corporation for the period ended December 31, 2010, together with the auditors' report thereon, are available on the Corporation's website, www.iesi-bfc.com, or on the Canadian Securities Administrators' SEDAR website at www.sedar.com. The financial statements and auditors' report will be submitted to the Meeting, and receipt thereof at the Meeting will not constitute approval or disapproval of any matter referred to therein.

Appointment of Auditor

        It is proposed that the firm of Deloitte & Touche LLP, Chartered Accountants, be re-appointed as auditors of the Corporation, to hold office until the next annual meeting of Voting Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors. Deloitte & Touche LLP have been the Corporations auditors since 2002.

        Proxies will be voted FOR the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof.

        Deloitte & Touche LLP billed the Corporation and its subsidiaries C$2,577,548 for 2010 and C$1,842,823 for 2009, respectively, for audit services; C$107,960 for 2010 and C$172,667 for 2009, respectively, for audit-related services (including accounting consultations and translation services); and C$194,658 for 2009 and C$131,695 for 2009, respectively, for tax compliance, tax advice and tax planning services.

Election of Directors of the Corporation

        Eight directors are to be elected at the Meeting. The members of our board of directors will be elected by the Voting Shareholders.

        Proxies received in favour of management's nominees will be voted FOR the election of the nominees named below as directors of the Corporation, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof. The directors have no reason to believe that any of the nominees will be unable to serve as a director of the Corporation but, if a nominee is for any reason unavailable to serve as such, proxies received in favour of management's nominees will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the Voting Shareholder has specified in the proxy that such Voting Shares are to be withheld from voting in respect of the election of directors.

        Each director elected will hold office until the next annual meeting or until he ceases to be a director.

        The following table sets forth the names of and certain additional information for the persons proposed to be nominated for election as directors. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2010 of C$1.00 = $0.9708, and for the year ended December 31, 2009 of C$1.00 = $0.8760.

Keith A. Carrigan Vice-Chairman & Chief Executive Officer of IESI-BFC Ltd. Caledon, Ontario, Canada Age: 60 Board member since 2002 Non-independent
Mr. Carrigan has been the Vice-Chairman and Chief Executive Officer and a director of IESI-BFC and its predecessors since the June 2000 acquisition of their assets from Allied Waste Industries, Inc. and its affiliates. He was responsible for successfully acquiring, assimilating and improving the operations of IESI-BFC after the acquisition. Prior to joining IESI-BFC, Mr. Carrigan was involved in the development and/or management of various non-hazardous solid waste management and recycling businesses. Mr. Carrigan has been involved with the solid waste management industry for most of his career, which spans more than 30 years.

AREAS OF EXPERTISE
	• Solid Waste Management Industry		• Corporate Management
	• Entrepreneurship		• Finance
	• Mergers & Acquisitions		• Governance

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	8 of 8 100%	12 of 12 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 18, 2011
512,610(1)

VALUE OF TOTAL COMPENSATION RECEIVED
As an officer, Mr. Carrigan is not entitled to additional compensation for board service.

(1)
The total value of Mr. Carrigan's holdings (excluding stock options) on April 18, 2011 was $12,784,493 (based on the closing price of shares on the New York Stock Exchange on April 18, 2011 of $24.94) which exceeds the share ownership requirements for the Chief Executive Officer and for directors of the Corporation.

Michael G. DeGroote Private Investor Paget Parish, Bermuda Age: 77 Board member since 2010 Independent
Mr. DeGroote was non-executive Chairman of Waste Services, Inc. from October 2008 until its acquisition by IESI-BFC in July 2010. He has over 35 years of involvement with the waste management industry. Under Mr. DeGroote's leadership, Laidlaw Inc., became the third largest waste management company in North America. After selling his controlling interest in Laidlaw to Canadian Pacific in 1988, Mr. DeGroote was appointed to CP's Board of Directors until he resigned in 1990. Mr. DeGroote was made an Officer of the Order of Canada in 1991 and holds an Honorary Doctorate degree from McMaster University in Hamilton, Ontario. Mr. DeGroote and certain other parties entered into a settlement agreement with the Ontario Securities Commission on April 28, 1993 with respect to allegations of insider trading in Laidlaw class B shares by Mr. DeGroote and those parties. The settlement agreement did not admit or deny the allegations made, and provided for the consent by Mr. DeGroote and those parties to an order that certain exemptions contained in Ontario securities law would not apply to them for a period of five years and the payment, collectively, of $23.0 Cdn million in the aggregate, to be allocated as to $17.5 Cdn million to provide compensation for claims arising from the allegations of insider trading, $500,000 Cdn for expenses and administration matters, and $5 Cdn million to the Ontario Securities Commission.

AREAS OF EXPERTISE
	• Solid Waste Management Industry		• Finance
• Entrepreneurship
• Mergers & Acquisitions

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	3 of 3 100%	5 of 7 71%
	Compensation	1 of 2 50%
	Governance and Nominating	1 of 2 50%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 18, 2011
2,126(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2010 $65,529

(1)
The total value of Mr. DeGroote's holdings on April 18, 2011 was $53,022 (based on the closing price of Shares on the New York Stock Exchange on April 18, 2011 of $24.94) which equals approximately 13% of the share ownership requirement that he must meet by July 5, 2015.

Michael H. DeGroote President, Westbury International Oakville, Ontario Age: 50 Independent
MICHAEL H. DEGROOTE was appointed a Director of CBIZ, Inc. in November, 2006. Mr. DeGroote currently serves as President of Westbury International, a full-service real estate development company, specializing in commercial/industrial land, residential development and property management. Prior to joining Westbury, Mr. DeGroote was Vice President of MGD Holdings and previously held a management position with Cooper Corporation. Mr. DeGroote serves on the Board of Governors of McMaster University in Hamilton, Ontario. Michael H. DeGroote is the son of Michael G. DeGroote.

AREAS OF EXPERTISE
	• Solid Waste Management Industry		• Corporate Management
	• Entrepreneurship		• Finance
• Mergers & Acquisitions

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	CBIZ, Inc.	2006 – Present	None
	Waste Services Inc.	July 2008 to July 2010

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 18, 2011
7,776(1)

VALUE OF TOTAL COMPENSATION RECEIVED
None

(1)
The total value of Mr. DeGroote's holdings on April 18, 2011 was $193,933 (based on the closing price of Shares on the New York Stock Exchange on April 18, 2011 of $24.94).

Daniel M. Dickinson Managing Partner, Thayer -- Hidden Creek Partners L.L.C. Northfield, Illinois, U.S.A. Age: 49 Board member since 2005 Independent
Mr. Dickinson has been a member of the board of directors since 2005. He has been employed since 2001 by, and is currently a Managing Partner of, Thayer -- Hidden Creek Partners L.L.C., a private equity investment firm located in Washington, D.C. Prior to joining Thayer -- Hidden Creek Partners L.L.C., Mr. Dickinson was co-head of Global Mergers & Acquisitions at Merrill Lynch. Mr. Dickinson is on the board of directors of Caterpillar Inc. and MISTRAS Group, Inc. He has a J.D. and an M.B.A. from The University of Chicago and a B.S. in Mechanical Engineering and Materials Science, magna cum laude, from Duke University.

AREAS OF EXPERTISE
	• Capital Markets		• Finance
	• Mergers & Acquisitions		• Public Board Experience
	• Private Equity Investment		• Solid Waste Management Industry

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	7 of 8 88%	21 of 25 84%
	Audit	4 of 5 80%
	Compensation	5 of 6 83%
	Governance and Nominating	5 of 6 83%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Caterpillar Inc.	2009 – Present	Audit Committee
	MISTRAS Group, Inc.	2006 – Present	Compensation Committee, Governance Committee

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 18, 2011
None(1)

VALUE OF TOTAL COMPENSATION RECEIVED(1)
2010 $131,058
2009 $96,365

(1)
Mr. Dickinson is an officer and partner of Thayer -- Hidden Creek Partners L.L.C., which exercised control or direction over Participating Preferred Shares owned by TC Carting III, L.L.C. which were exchanged for an aggregate of 10,906,195 Shares on December 31, 2010. These shares were sold on March 29, 2011. With the sale of the shares previously owned by TC Carting III L.L.C. the director share ownership requirement now applies to Mr. Dickinson.

John T. Dillon Consultant Greenwich, Connecticut U.S.A. Age: 71 Independent
John T. Dillon is a Senior advisor of Evercore Partners and former Vice Chairman of Evercore Capital Partners an advisory and investment firm. He is the retired Chairman and CEO of International Paper.

The Board believes that Mr. Dillon's experience as chief executive officer of a large, publicly-traded multinational corporation, his financial expertise and experience as a director of large publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Corporation.

AREAS OF EXPERTISE
	• Paper and Forest Industry	• Public Board Experience
	• Finance	• Corporate Management
	• Corporate Governance	• Private Equity Investments

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS
	E.I. DuPont de Nemours and Company	Retired April 27, 2011
	Kellogg Co	Audit, Compensation and Governance
	Caterpillar Inc	Retired December 7, 2010

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 18, 2011
None

VALUE OF TOTAL COMPENSATION RECEIVED
N/A

James J. Forese

Operating Partner and Chief Operating Officer, Thayer -- Hidden Creek Partners L.L.C.

Naples, Florida, U.S.A.

Age: 75

Board member since 2005 and Non-Executive Chairman of the board of directors

Independent
Mr. Forese is currently the Non-Executive Chairman and director of IESI-BFC. Mr. Forese has been a member of the board of directors since 2005. Mr. Forese joined Thayer -- Hidden Creek Partners L.L.C. in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese currently serves on the board of directors of SFN Corporation, as Non-Executive Chairman, a member of the board of directors of MISTRAS Group, Inc. as Chairman of the Audit Committee, and a member of the Board of Directors of RRTS Corporation. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

AREAS OF EXPERTISE
	• Finance		• Corporate Management
	• Governance		• Entrepreneurship
• International Markets

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	8 of 8 100%	29 of 29 100%
	Audit	5 of 5 100%
	Compensation	6 of 6 100%
	Governance and Nominating	6 of 6 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	SFN Corporation	2003 – Present	Non-Executive Chairman
	MISTRAS Group, Inc.	2009 – Present	Audit Committee Chair
	RRTS Corporation	2010 – Present

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 18, 2011
20,000(2)

VALUE OF TOTAL COMPENSATION RECEIVED
2010 $199,014
2009 $95,266

(1)
Mr. Forese is an officer and partner of Thayer -- Hidden Creek Partners L.L.C., which exercised control or direction over Participating Preferred Shares owned by TC Carting III, L.L.C. which were exchanged for an aggregate of 10,906,195 Shares on December 31, 2010. These shares were sold March 29, 2011.

(2)
The total value of Mr. Forese's holdings on April 18, 2011 was $498,800 (based on the closing price of Shares on the New York Stock Exchange on April 18, 2011 of $24.94), which equals approximately 83% of the share ownership requirement for directors of the Corporation.

Douglas W. Knight President, St. Joseph Media, Inc. Toronto, Ontario, Canada Age: 59 Board member 2002-2005 and since 2007 Independent
Mr. Knight has been a member of the board of directors since November 2007. He is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto. He has served on the boards of public and private companies in Canada and the U.S., including Xstrata Canada Corporation and Alliance Atlantis Motion Picture Distribution in Toronto, Core Communications in Washington D.C. and IBT Technologies in Austin, Texas. He has also served as chair, vice-chair or director with numerous arts, industry and community organizations. He is currently Chair of the Governor General's Performing Arts Awards Foundation in Ottawa and a director of Writer's Trust of Canada. Mr. Knight is a graduate of the University of Toronto and has a M.Sc. from the London School of Economics.

AREAS OF EXPERTISE
	• Media Industry		• International Markets
	• Mergers & Acquisitions		• Corporate Management
	• Governance		• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	7 of 8 88%	21 of 25 84%
	Audit	4 of 5 80%
	Compensation	5 of 6 83%
	Governance and Nominating	5 of 6 83%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 18, 2011
26,461(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2010 $145,620
2009 $94,828

(1)
The total value of Mr. Knight's holdings on April 18, 2011 was $659,937 (based on the closing price of Shares on the New York Stock Exchange on April 18, 2011 of $24.94, which exceeds the share ownership requirements for directors of the Corporation.

Daniel R. Milliard Corporate Director Port Carling, Ontario, Canada Age: 63 Board member since 2002 Independent
Mr. Milliard has been a member of the board of directors since April 2002. He previously served as President and Chief Executive Officer of Sunwell Technologies Inc. from August 2007 to September 2008; as Chief Legal and Business Development Officer at Charles Cole Memorial Hospital from July 2005 to June 2006; and as Interim Chief Executive Officer of Natural Convergence Inc. from December 2003 to May 2004. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. from September 1999 to February 2003 and President, Chief Operating Officer and a director of Hyperion Communications from May 1992 to March 1999 and from March 1999 to August 1999 Vice Chairman and President. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. which, in June 2002, while Mr. Milliard was acting in that capacity, made a proposal under the Companies' Creditors Arrangement Act ("CCAA"). GT Group Telecom Inc. emerged from CCAA court protection in February 2003 and was acquired by 360 Networks. Mr. Milliard has a B.Sc. in business administration from the American University, a M.A. in business from Central Missouri University, and a J.D. from the University of Tulsa. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs.

AREAS OF EXPERTISE
	• Corporate Management		• Public Board Experience
	• Law		• Capital Markets
• Governance

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	8 of 8 100%	25 of 25 100%
	Audit	5 of 5 100%
	Compensation	6 of 6 100%
	Governance and Nominating	6 of 6 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 18, 2011
9,591(1)

VALUE OF TOTAL COMPENSATION RECEIVED(1)
2010 $140,766
2009 $100,084

(1)
The total value of Mr. Milliard's holdings on April 18, 2011 was $239,200 (based on the closing price of Shares on the New York Stock Exchange on April 18, 2011 of $24.94), which represents approximately 55% of share ownership requirement that he must meet by June 30, 2014.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The Compensation Discussion and Analysis, tables and narrative discuss the compensation of the (i) Chief Executive Officer, (ii) Chief Financial Officer, and (iii) the three other most highly compensated executive officers of the Corporation or its subsidiaries (the "Named Executive Officers").

        For 2010, the Named Executive Officers are:

  •
  Keith A. Carrigan, Vice Chairman & Chief Executive Officer;

  •
  Thomas J. Cowee, Vice President & Chief Financial Officer;

  •
  Charles F. Flood, Vice Chairman;

  •
  Joseph D. Quarin, President and Chief Operating Officer; and

  •
  Thomas L. Brown, Senior Vice President, Chief Operating Officer, IESI.

        The executive compensation program for senior management of the Corporation and its subsidiaries (the "Executive Compensation Program") is overseen by the Compensation Committee. The Compensation Committee is responsible for reviewing, determining and recommending to our board of directors for final approval the annual salary, bonus and other compensation of the executive officers of the Corporation and its subsidiaries. The Compensation Committee is comprised entirely of independent directors.

Compensation Philosophy

        The Executive Compensation Program is designed to attract and retain our executives and to motivate them to increase Shareholder value on both an annual and long-term basis.

        The objectives of our compensation program are:

  •
  to attract and retain individuals with superior leadership ability and managerial talent;

  •
  to ensure that compensation is aligned with our corporate strategies, business objectives and the long-term interests of our Shareholders; and

  •
  to provide incentives to achieve key strategic and financial performance measures.

        Our approach to compensation is to provide a base salary, annual performance-based bonus, and long-term performance-based equity grants.

        Our compensation packages for senior executives provide:

  •
  competitive total compensation opportunities, i.e., at or above the median of the market for peer group companies;

  •
  an appropriate mix of fixed and variable compensation to support a strong pay-for-performance relationship; and

  •
  an emphasis on equity-based awards (including options, Long Term Incentive Plan awards and equity bonuses) to encourage Share ownership and further align executives' interests with Shareholders.

Compensation Advisor

        In fiscal 2009 the Compensation Committee engaged Mercer (Canada) Limited ("Mercer") to conduct a competitive market benchmarking analysis for the Named Executive Officers and the independent directors. The decisions reached by the Compensation Committee may reflect factors and considerations in addition to the information and recommendations provided by Mercer. Mercer was retained and instructed by and reported directly to the Compensation Committee. In 2010, Mercer provided no other advice to the Corporation.

        In fiscal 2010, the Compensation Committee engaged Hewitt Associates ("Hewitt"). Hewitt reviewed the compensation discussion and analysis in the 2010 management information circular. Following a partial spin-off of its executive compensation practice, the Compensation Committee continued the engagement with Meridian Compensation Partners ("Meridian"). In 2010, Meridian provided assistance to the Compensation Committee on a range of matters related to executive compensation planning and governance issues. All services provided by Hewitt and Meridian were at the direction of the Compensation Committee. The total compensation paid to Meridian for services provided to the Compensation Committee in 2010 was $7,863 Canadian. Meridian provided no other services to the Corporation.

Accomplishments of the Compensation Committee in 2010

  •
  Reviewed and approved the Annual Bonus Plan and LTIP designs for executive officers of the Corporation for 2010;

  •
  Assessed Named Executive Officer performance and recommended compensation amounts;

  •
  Approved pay-outs under the 2009 Annual Bonus Plan and LTIP;

  •
  Reviewed executive organization, structure and succession plans and confirmed comprehensive succession plans are in place including appointing Joseph Quarin President and Chief Operating Officer;

  •
  Reviewed the compensation benchmarking methodology, composition of the comparator group, and the use of benchmarking data in setting compensation levels; and

  •
  Reviewed the executive compensation disclosure included in the information circular for the Corporation's annual meeting of Shareholders.

2010 Performance Considerations

        In assessing the performance of the Named Executive Officers and other officers of the Corporation in connection with the administration of the Executive Compensation Program, the Compensation Committee took into consideration the following financial and other highlights for the year ended December 31, 2010:

  •
  The Corporation demonstrated consistent strong performance relative to its peers in a difficult market, including in the areas of revenue and organic growth;

  •
  Adjusted EBITDA(A) increased $123.4 million or 42.5% over 2009 with a $421.3 million or 41.8% increase in revenues relative to 2009;

  •
  Free cash flow increased $77.2 million or 67.6% compared to 2009;

  •
  Consolidated price increased 4.1%;

  •
  Consolidated volumes increased 2.5%;

  •
  The Corporation achieved several key strategic initiatives including the successful completion and integration of the Merger with WSI and the successful completion of several other acquisitions;

  •
  The Corporation renewed and increased its credit facilities;

  •
  The Corporation exceeded the threshold level of corporate financial performance required to pay bonuses;

  •
  The positive share price performance for the Corporation from the time of announcement of the Merger with WSI through year-end; the closing price on the New York Stock Exchange on November 10, 2009, the day prior to the announcement, was $13.31 and on December 31, 2010 was $24.30.

(A)
For a discussion of EBITDA and Adjusted EBITDA and their use in connection with the Corporation's Executive Compensation Program, see "— Financial Measures Considered by the Compensation Committee".

Shareholder Engagement and Executive Compensation

        The Compensation Committee has considered the recent introduction of advisory shareholder votes on executive compensation at certain Canadian companies — also referred to as "say on pay" initiatives.

        The Corporation and its board of directors appreciate the importance that Shareholders place on effective executive compensation programs. The directors have a legal duty to supervise the management of the business and affairs of the Corporation. One of our board of directors' key responsibilities is to assess the performance of senior executives and approve their compensation arrangements. The board of directors believes that the Corporation's directors and the Compensation Committee are in the best position to oversee the executive compensation programs and policies at the Corporation, which have become increasingly complex and must take into account a number of factors. The Compensation Committee, which is comprised entirely of independent directors, has full access to the necessary information and the benefit of external professional guidance and the relevant experience of its members to make the appropriate decisions.

        This Compensation Discussion and Analysis provides full disclosure of the Corporation's executive compensation programs and describes the approach taken for setting executive compensation. In the board of directors' view, the current approach to executive compensation appropriately recognizes the board of directors' role and balances the interests of the Shareholders with the need for flexibility and certainty in structuring appropriate compensation arrangements. The board of directors believes that compensation programs for its senior executives are appropriate and that they drive performance for the benefit of all Shareholders. In addition, the board of directors believes that the voluntary adoption of "say on pay" would not improve its compensation practices or disclosure. The Compensation Committee will continue to assess whether providing an advisory "say on pay" resolution should be adopted.

Summary of Compensation Elements

        A key objective of IESI-BFC's compensation programs is to ensure that compensation is aligned with its corporate strategies, business objectives and the long-term interests of Shareholders. To do this, programs reinforce pay-for-performance principles by aligning the payouts from executive compensation programs with the Corporation's financial performance.

        The Compensation Committee has discussed the impact its compensation policies and practices for all of the Corporation's employees may have on the Corporation's management of risk and has concluded that the Corporation's programs do not encourage excessive risk taking. The Compensation Committee considered that the policies have been designed and consistently and effectively applied over a period of time. There is a balance of fixed and variable compensation with both cash and equity components. Strong internal controls are in place. Employees are also required to adhere to the Code of Conduct.

        Incentives constitute a significant portion of total compensation. In accordance with the compensation philosophy described above, incentives consist of an annual bonus plan, which is short-term in nature ("Short Term Incentive Plans or STIPs"), and long-term incentives, including equity grants, which have a longer-term focus ("Long Term Incentive Plans or LTIPs"). There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by management and advisors to determine the appropriate level and mix of incentive compensation. For 2010, and historically, the Compensation Committee has approved that a majority of the compensation incentives to executive officers be in the form of performance-based short-term and long-term incentive compensation.

        The elements of total compensation for the Named Executive Officers are as follows:

Element	Objective	Key Features

Base Salary	Base salaries are intended to be market competitive and recognize executives' potential and actual contribution to the success of the Corporation.	Targeted to be market competitive (at or above the median of the market) with adjustments for individual performance, knowledge and experience.

Annual Bonus Plan	Reward short-term financial, operational and individual performance.	Cash payment based on corporate performance relative to budgeted targets for free cash flow and EBITDA.

Long-Term Incentive Plans	Align management's interests with those of Shareholders, encourage retention and reward long-term company performance.

The LTIP is a performance-based incentive plan for directors, officers and employees, under which performance-based cash allocations are applied to fund purchases of Shares on behalf of participants, subject to a staggered vesting schedule. In 2010, the LTIP was funded based on 1.607% of EBITDA adjusted for non-recurring or non-operating items.

Share option awards have a 10-year term and vest equally over four years unless otherwise determined by the Compensation Committee. The Compensation Committee has authorized option grants with shorter vesting schedules. All Share options awarded by the Corporation have been issued with a tandem share appreciation right.

Pension and Benefit Plans	Attract and retain highly qualified executives.	Named Executive Officers participate in pension (DPSP in Canada or 401(k) in the U.S.) and benefit programs on the same terms as all employees.

Perquisites	Attract and retain highly qualified executives and facilitate networking opportunities.	Perquisites are limited primarily to a car allowance and certain club memberships.

Employment Agreements	Provide fair severance and reduce uncertainty to attract and retain high-quality executives.	Named Executive Officers are entitled to severance upon termination of employment and are subject to non-compete and non-solicitation covenants.

        The following chart shows the aggregate weighting of the various elements of executive compensation based on actual base salary and actual incentive compensation received in or in respect of the Corporation's 2010 fiscal year for all the Named Executive Officers:

Aggregate Weighting of Elements of Executive Compensation for Named Executive Officers for Fiscal 2010

Pay Benchmarking

        In 2009, the Compensation Committee engaged Mercer to conduct a competitive market benchmarking analysis for the Named Executive Officers.

        The comparator group in the November 24, 2009 benchmarking analysis consisted of a broad group of North American waste management companies with median revenues of $971 million, which approximated the IESI-BFC Group's revenue at that time, and median market capitalization of $1,846 million. The Compensation Committee believes that for senior management attraction and retention purposes, the North American waste management industry is the most appropriate comparator group for the Corporation, recognizing that approximately two-thirds of the Corporation's revenue is generated from U.S. markets and that the Corporation's senior management team is based in both Canada and the United States.

        The North American waste management comparator group companies included in the Mercer review were:

Casella Waste Systems Inc.	Stericycle Inc.
Clean Harbors Inc.	Waste Connections, Inc.
Newalta Income Fund	Waste Management, Inc.
Republic Services, Inc.	Waste Services, Inc.

        In assessing the competitiveness of the Named Executive Officers' total compensation, the Compensation Committee reviewed the market data presented by Mercer. Based on that market data the Named Executive Officers' total compensation program was generally positioned within the competitive range of the upper middle quartile of the comparator group. Adjustments were implemented effective January 1, 2010.

        The Compensation Committee uses benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for our Named Executive Officers' compensation, and does not supplant the analyses of the individual performance of the Named Executive Officers that are considered when making compensation decisions.

Elements of Total Compensation

Base Salary

        The principal purpose of base salary is to compensate our executive officers for their primary roles and responsibilities and to provide a stable level of annual compensation. Market data from the comparator group was considered in determining base salary targets for Named Executive Officers based on each executive officer's position and responsibility. An executive officer's actual salary relative to this competitive data varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for executive talent. The Compensation Committee reviews each executive officer's salary and performance annually. The Compensation Committee believes that the base salaries paid to these named Executive Officers in 2010 are market competitive and reflect the scope of responsibility and experience of each Named Executive Officer.

Short Term Incentive Plan

        In fiscal 2010, the Named Executive Officers participated in an annual bonus plan which entitles senior officers to annual cash bonuses. The annual bonus is based on the Corporation's success in achieving financial objectives, and on the senior officers' success in accomplishing their individual goals and objectives for the year. The Compensation Committee approved Mr. Carrigan's and Mr. Flood's annual objectives for 2010 and reviewed their performance during 2010, subject to the approval of the board of directors. The 2010 annual objectives of the other Named Executive Officers were set by the Vice Chairman & Chief Executive Officer, who also reviewed their performance during 2010, subject to the approval of the Compensation Committee. The Compensation Committee also approved the fiscal 2010 annual targets for the Short Term Incentive Plan.

        The actual cash bonus paid to each Named Executive Officer is disclosed under "Summary Compensation Table".

        The following table provides an overview of each Named Executive Officer's annual target bonus opportunity for fiscal 2010.

Name	Target Bonus(1)

Keith A. Carrigan Vice Chairman & Chief Executive Officer	120%

Thomas J. Cowee Vice President & Chief Financial Officer	100%

Charles F. Flood Vice Chairman	100%

Joseph D. Quarin President and Chief Operating Officer	100%

Thomas L. Brown(2) Senior Vice President, Chief Operating Officer, IESI	85%

(1)
Presented as a percentage of base salary.

(2)
Mr. Brown's target bonus opportunity is based upon the financial performance of the IESI-BFC Group's U.S. operations.

        For 2010, the Corporation established aggregate corporate target EBITDA of $407 million. In 2010, the Corporation achieved Adjusted EBITDA of $413 million, which was 101.5% of target EBITDA. The Corporation also achieved free cash flow of $195 million, which was greater than 100% of target free cash flow. The Compensation Committee reviewed the adjustments reflected in Adjusted EBITDA and free cash flow for the year ended December 31, 2010 and determined that they were appropriate in the circumstances in determining whether the corporate target EBITDA and free cash flow had been achieved. As a result, the Compensation Committee determined that the appropriate level for each of the EBITDA based component of bonus and for the free cash flow based component should be 105%. Based on the achievement of key strategic initiatives including the successful integration of WSI, the Compensation Committee determined that the discretionary based component of bonus for each Named Executive Officer should be as set out below, resulting in bonuses to the Named Executive Officers above target levels.

	Non-discretionary Component
			Actual Discretionary Component ($)
Name	Target Bonus ($)	Actual Award ($)		Total Award ($)

Keith A. Carrigan(1) Vice Chairman & Chief Executive Officer	647,912	680,308	2,766,629	3,446,937

Thomas J. Cowee Vice President & Chief Financial Officer	280,090	294,095	168,905	463,000

Charles F. Flood Vice Chairman	360,113	378,118	138,882	517,000

Joseph D. Quarin President and Chief Operating Officer	348,964	366,412	184,127	550,539

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	221,838	232,930	97,253	330,183

(1)
Mr. Carrigan was paid a special one time bonus of C$2,500,000 relating to the merger with Waste Services Inc.

        In determining the discretionary based component of bonus for the Named Executive Officers as well as other officers of the Corporation, the Compensation Committee considered the strong performance of the Corporation for the year ended December 31, 2010 including the fact that the Corporation (i) demonstrated consistent strong performance relative to its peers in a difficult market; (ii) refinanced its credit facilities and (iii) achieved several key strategic initiatives including closing the acquisition of WSI and achieving synergies in its integration. The Compensation Committee believes that the performance of the Named Executive Officers as well as the other officers of the Corporation was a key factor in achieving these various accomplishments.

        For 2010, the short-term incentive plan components were modified and refined in order to achieve better alignment with Shareholders. Performance is measured relative to an annual target that was approved by the board of directors prior to the outset of the fiscal year (the "Annual Target"). The measures and their relative weights in determining annual bonus awards for 2010 were as follows:

Adjusted EBITDA	40%
Free cash flow	40%
Discretionary	20%

        The Compensation Committee has the discretion to increase or decrease any bonus component awards and to make adjustments to the calculations for unusual, non-recurring or otherwise non-operational matters that it believes do not accurately reflect true results of operations expected from management for bonus purposes. However, in exercising its discretion, the Compensation Committee does not intend to make any adjustments to bonus component awards or to any underlying calculations where the established financial threshold targets have not been met. Lastly, the Compensation Committee will award a discretionary bonus component based on its assessment of management's performance and contribution to long-term value creation for Shareholders.

        Targets are set for each component and the bonus components will be calculated as follows:

Actual Results	Bonus Component Payout	Example Calculation

100% of Annual Target	100% payout

> 100% of Annual Target	> 100% payout 5% multiplier for every 1% actual results > 100% Maximum 150% payout where actual results at or above 110%
For every 1% results are above Annual Target, bonus award increased by 5%; for example, if results = 103% of Annual Target, then bonus award = 100% + ((103-100)*5%) = 115% payout.
Absolute values to be used in calculation

< 100% of Annual Target	< 100% payout 5% multiplier for every 1% actual results < 100%	For every 1% results are below Annual Target, bonus award decreased by 5%; for example, if results = 92% of Annual Target, then bonus award = 100% - ((100-92)*5%) = 60% payout.

< 90% of Annual Target	0% payout

Long-Term Incentive Plans

        The Corporation maintains a Long-Term Incentive Plan and a Share Option Plan (the "Share Option Plan") under the oversight of the Compensation Committee. The Compensation Committee has the power, among other things, to determine those officers and employees of the Corporation and its subsidiaries who will participate in the plans (the "Participants"). The purpose of the LTIP is to provide a performance-based incentive plan for officers and employees that will align the interests of senior management with those of the Shareholders. The Corporation also has the discretion to grant special equity awards ("Bonus Equity Awards") to certain executives in connection with their entry into new employment agreements.

LTIP

        Prior to the Conversion, the LTIP was funded based on 2.25% of free cash available for distribution, subject to meeting 95% of budgeted EBITDA target for the year and the prior year's actual EBITDA target. The Compensation Committee believed that this was the appropriate funding methodology for the LTIP prior to the Conversion. Commencing in fiscal 2009, the Compensation Committee reviewed proposed amendments to the LTIP and established an appropriate funding methodology for the Corporation. The Compensation Committee determined that the appropriate level of LTIP for 2009 was 1.45% of consolidated reported EBITDA, adjusted for certain non-recurring or non-operating items. This level was determined by the Compensation Committee to be fair and competitive with the market.

        The Corporation pays the funding amount to a trust established to hold Shares pursuant to the terms of the LTIP (a "Trust"). Separate Trusts exist for Canadian-resident and U.S.-resident employees, and the Trust purchases Shares in the market which are held in trust for each Participant. Dividends on both vested and unvested Shares are distributed by the Trusts to the Participants in the year of receipt.

        Historically, shares allocated to a Participant in respect of a calendar year vested as follows: one-third on the day such Shares were allocated to a Participant; one-third on December 31 of the year such Shares were allocated to a Participant; and the balance on December 31 of the following year. Vested Shares are not distributed to the Participant until the Participant ceases to be employed by the Corporation.

2010 LTIP Awards

        In 2009 and throughout 2010, the Compensation Committee conducted a review and assessment of the Long-Term Incentive Plan. The Compensation Committee considered that the LTIP awards should be based on operating results and calculated on the basis of a three year rolling average performance vs. benchmarks, phased in over a three year period. The Compensation Committee also considered that two equally weighted measures should be used in determining the amount of LTIP awards, namely operating free cash flow per share and cash operating earnings per share, and they in turn should be subject to equally weighted benchmark targets, namely an absolute target and a target relative to the peer group's performance. While it was contemplated that this revised LTIP structure would be utilized in 2010, as a result of the complexities surrounding the WSI merger, implementation of this structure has been deferred and the Compensation Committee is revisiting the LTIP structure for 2011.

        As a result, for 2010 the LTIP was funded in a manner consistent with 2009 and based upon a percentage of consolidated EBITDA. At the same time the vesting schedule was modified so that Shares allocated to a Participant will vest and be distributed to the Participant as follows: one-third on December 1, 2011; one-third on December 1, 2012; and one-third on December 1, 2013.

        In fiscal 2010, the Corporation exceeded its target thresholds. Based on this performance, the LTIP was funded at 1.607% of EBIDTA which generated a LTIP pool of $6.6 million. One hundred and fourteen employees were awarded Shares under the LTIP, with 39% of such Shares being allocated to the Named Executive Officers. The value of the long-term incentive awards to each Named Executive Officer is disclosed in the Summary Compensation Table. The value of the Chief Executive Officer's LTIP award was based on 150% of his base salary. The value of the LTIP awards for the other Named Executive Officers and other LTIP-eligible employees was based on their respective short term incentive plan target amounts.

        LTIP awards are calculated on a pro rata basis with each eligible participant's base salary multiplied by a factor to determine their relative weighting of the LTIP pool. Due to their influence and impact on the long-term results of the Corporation, the weighting factor assigned to the Corporation's most senior officers exceeds that of other LTIP participants.

Bonus Equity Awards

        In conjunction with the entry into new employment agreements in 2008 and 2009, each Named Executive Officer received Bonus Equity Awards. In determining the amount of the awards, the Compensation Committee considered the following objectives:

  •
  retention of executives critical to the success of the IESI-BFC Group;

  •
  providing equitable and competitive compensation opportunities; and

  •
  ensuring alignment of interests between the Named Executive Officers and the Shareholders.

        In 2009, Mr. Brown was the only Named Executive Officer to receive a Bonus Equity Award, which consisted of 15,000 restricted Shares pursuant to a bonus agreement.

        No Bonus Equity Awards were granted to the Named Executive Officers in 2010.

        The Compensation Committee has adopted a claw back policy to be included in changes to plan documents or award/employment agreements to facilitate the recovery of incentive plan awards in certain circumstances. The claw back policy requires reimbursement, in all appropriate cases, of any bonus or long-term incentive compensation awarded to an executive officer or effecting the cancellation of non-vested restricted share awards and share options previously granted to the Named Executive Officers and other officers if: (a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. The Compensation Committee will retain discretion to review and determine the required reimbursement under the claw back policy. This initiative supports the Compensation Committee's commitment to review and implement good governance practices in a tailored manner for IESI-BFC and to fulfill its mandate.

Other Programs

Change of Control and Severance Provisions

        Each Named Executive Officer's employment arrangement provides for change of control and severance arrangements. Market competitive compensation programs provide financial protection to executives should they be terminated involuntarily (without cause) or as a result of a change of control of the Corporation. The Compensation Committee believes that the terms of these agreements, which are outlined under "— Termination and Change of Control Benefits", are market competitive and necessary to attract and retain highly qualified senior executives.

Pension Plan Benefits

        The Corporation has no defined benefit or defined contribution pension plans.

        The Vice Chairman & Chief Executive Officer and President and Chief Operating Officer participate in the BFI Canada Deferred Profit Sharing Plan ("DPSP") on the same basis as all salaried BFI Canada Inc. employees, each at a minimal cost to the Corporation.

        The Chief Financial Officer, President of IESI and Chief Operating Officer of IESI participate in IESI Corporation's 401(k) Savings Plan on the same basis as all other eligible employees, each at a minimal cost to the Corporation.

Financial Measures Considered by the Compensation Committee

        The Corporation's calculation of EBITDA (earnings before interest, taxes, depreciation and amortization) is based on the consolidated statement of operations and comprehensive income (loss) and is income before amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, write-off of deferred financing costs, conversion costs, other expenses, income taxes, and non-controlling interest. EBITDA is a term that does not have a standardized meaning prescribed by U.S. generally accepted accounting principles ("GAAP") and is therefore unlikely to be comparable to similar measures used by other issuers. EBITDA is a measure of the Corporation's operating profitability, and is viewed as a useful financial and operating metric for management, the board of directors and the Corporation's lenders, as a key indicator of the Corporation's short- and long-term performance (including performance relative to its industry peers). EBITDA was also the starting point in the determination of free cash flow, as described under "— 2010 Compensation Program Changes". Additional information concerning the Corporation's EBITDA calculation is included in the Corporation's management's discussion and analysis for the year ended December 31, 2010, which has been filed by the Corporation with applicable securities regulatory authorities.

        The Corporation's calculation of Adjusted EBITDA is based on EBITDA (as described above), adjusted for certain non-cash or non-operating items. Adjusted EBITDA is a term used by the Corporation that does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. Adjusted EBITDA is a measure of the Corporation's operating profitability, and by definition, excludes certain items. These items are viewed by IESI-BFC as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, and deferred income taxes) or non-operating (in the case of certain selling, general and administration expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow. For more information on Adjusted EBITDA, and a reconciliation to GAAP measures, please refer to the Corporation's management's discussion and analysis for the year ended December 31, 2010, which has been filed by the Corporation with applicable securities regulatory authorities.

NEO Share Ownership Guideline

        To encourage the Named Executive Officers and other officers to build and maintain equity in the Corporation, the Corporation in 2010 implemented shareholding requirements for Named Executive Officers and other Officers. Target minimum shareholding must be achieved over a five (5) year period. Minimum shareholdings will be calculated including vested restricted share units ("RSUs"), vested performance share units ("PSUs") and in the money amount of vested option gains. The minimum shareholdings by the Named Executive Officers and other officers will be as follows:

• Chief Executive Officer	5.0x base salary
• Other Named Executive Officers	2.0x base salary
• Other Officers	1.0x base salary

Performance Graph

        The following graph compares the percentage change in the cumulative shareholder return for C$100.00 invested in Units of the Fund (the Corporation's predecessor) with the total cumulative return of the S&P/TSX Total Return Index for the period from December 31, 2005 until December 31, 2010. On October 1, 2008, each outstanding Unit was exchanged for one Share in connection with the Conversion. Assuming reinvestment of distributions and dividends, C$100.00 invested in the Units on December 31, 2005 was worth C$118.78 on December 31, 2010.

Total Return from December 31, 2005 to December 31, 2010

        Because there are no publicly traded non-hazardous solid waste management companies in Canada, the performance of IESI-BFC's shares cannot be charted against an industry sub-index of various Canadian industry peers. As such, the trend in compensation to the Named Executive Officers during the past five years does not directly compare with the broader market trends in the above chart. The Compensation Committee believes that the decrease in late 2008 in the market price of the Fund's Units and, after October 1, 2008, the Shares, was attributable to a number of external factors which do not take account of the growth and performance of the IESI-BFC Group's business during that period. However, the Named Executive Officers' efforts are reflected in the IESI-BFC Group's strong financial performance relative to its peers, including its growth in revenue, EBITDA and free cash flow. The increase in the Named Executive Officers' compensation during the period is also attributable to the Corporation's significant and successful acquisition activity in its Canadian and U.S. markets and, in particular, the Merger with WSI and the integration of its expanded U.S. operating base and management team.

Option-Based Awards

        The Amended and Restated Unit Option Plan was adopted by the board of trustees of the Fund and approved by its unitholders at the annual and special meeting held on May 13, 2008. Upon completion of the Conversion, the board of directors adopted the Share Option Plan on substantially the same terms as the Amended and Restated Unit Option Plan, so that outstanding and unexercised options remained outstanding, but would be exercised in respect of Shares of the Corporation rather than Units of the Fund (based on the one-for-one exchange ratio in the Conversion). The Share Option Plan is designed to reward certain eligible senior management employees with compensation opportunities that will encourage ownership of Shares, enhance the Corporation's ability to attract, retain and motivate senior management employees, and reward them for significant performance. Options may be granted under the Share Option Plan to senior management employees of the Corporation and its subsidiaries as the board of directors may from time to time determine. See "— Incentive Plan Awards" and "— Share Option Plan".

        Option grants pursuant to the Share Option Plan are made by the board of directors on the recommendation of the Compensation Committee. Option grants were made in 2008 and 2010 and the number of options granted was determined based on the importance and contribution of the executive to the long-term success of the Corporation.

        In conjunction with the entry into a new employment agreement in 2010, Mr. Flood was granted options to purchase 200,000 Shares at $22.62 per Share.

Summary Compensation Table

        The following table provides summary information respecting compensation received in or in respect of the financial years ended December 31, 2008, 2009 and 2010 by each of the Named Executive Officers.

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(3)(4) ($)	Option-based awards ($)	Annual incentive plans(5)	Long- term incentive plans	Pension value ($)	All other compensation(14) ($)	Total compensation ($)

Keith A. Carrigan(1)(2) Vice Chairman & Chief Executive Officer	2010 2009 2008	674,909 426,808 457,051	1,050,004 456,426 1,797,652(6)	— — 149,390(12)	3,446,937 597,530 457,051	— — —	10,899 9,636 9,850	59,625 55,848 1,289,892(15)	5,242,373 1,546,248 4,156,886

Thomas J. Cowee Vice President & Chief Financial Officer	2010 2009 2008	350,113 320,650 319,977	350,000 196,578 1,268,002(7)	— — 729,785(13)	463,000 352,715 320,650	— — —	5,881 7,350 6,900	55,113 67,512 64,204	1,224,116 944,805 2,709,518

Charles F. Flood(1) Vice Chairman	2010 2009 2008	450,141 413,275 412,821	450,002 337,813 1,945,624(8)	1,245,882(11) — 1,459,193(13)	517,000 454,602 413,275	— — —	5,881 7,350 6,900	91,915 97,913 105,768	2,760,821 1,310,953 4,343,581

Joseph D. Quarin(2) President and Chief Operating Officer	2010 2009 2008	436,204 365,626 391,534	450,002 234,609 1,328,237(9)	— — 971,651(13)	550,539 402,189 391,534	— — —	10,899 9,636 9,850	65,479 62,150 120,318	1,513,123 1,074,209 3,213,124

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	2010 2009 2008	326,233 307,400 300,000	289,003 366,056(10) 116,774	— — 343,340(13)	330,183 225,000 75,000	— — —	5,881 5,532 6,900	27,640 22,049 19,867	978,940 926,037 861,880

        Total compensation paid in 2010 to all five Named Executive Officers totaled $11,719,000, or 11.6% of the Corporation's Adjusted Net Income for the year ended December 31, 2010. A definition of Adjusted Net Income is included in the Corporation's management's discussion and analysis for the year ended December 31, 2010, which has been filed by the Corporation with applicable securities regulatory authorities.

(1)
Messrs. Carrigan and Flood do not receive compensation for acting as directors of the Corporation.

(2)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2010 of C$1.00 = $0.9708, and for 2009 of C$1.00 = $0.8760.

(3)
Includes the actual amount of the LTIP award for the financial years ended December 31, 2008, 2009 and 2010, respectively, including the portion that has not yet vested, based on the financial performance of the Corporation during the respective year. See "— Long-Term Incentive Programs".

(4)
The grant date fair value for the share-based awards is the same as the accounting fair value.

(5)
This reflects the value awarded to each Named Executive Officer under the Bonus Plan. See "— Elements of Total Compensation — 2010 Bonus Award".

(6)
Includes $404,594 with respect to an LTIP award for the financial year ended December 31, 2008 and $1,393,058 with respect to the purchase by the Corporation of 150,000 Shares at a price of C$9.85 per Share on behalf of Mr. Carrigan pursuant to his employment agreement dated December 17, 2008.

(7)
Includes $199,709 with respect to an LTIP award for the financial year ended December 31, 2008 and $1,068,293 with respect to the purchase by the Corporation of 60,000 Units for Mr. Cowee at a price of C$18.98 per Unit pursuant to his bonus agreement dated September 19, 2008.

(8)
Includes $343,184 with respect to an LTIP award for the financial year ended December 31, 2008 and $1,602,439 with respect to the purchase by the Corporation of 90,000 Units for Mr. Flood at a price of C$18.98 per Unit pursuant to his bonus agreement dated November 10, 2008.

(9)
Includes $259,945 with respect to an LTIP award for the financial year ended December 31, 2008 and $1,068,293 with respect to the purchase by the Corporation of 60,000 Units for Mr. Quarin at a price of C$18.98 per Unit pursuant to his bonus agreement dated September 19, 2008.

(10)
Includes $188,456 with respect to an LTIP award for the financial year ended December 31, 2009 and $177,600 with respect to the purchase by the Corporation of 15,000 Shares on behalf of Mr. Brown at a price of $11.84 pursuant to his bonus agreement dated June 2009.

(11)
The value of Mr. Flood's outstanding options as of the date of their grant is calculated in accordance with the Black-Scholes-Merton methodology, which was chosen by the Corporation because it is one of the two most common methodologies for calculating the value of the options. The Black-Scholes-Merton value was $6.24 Canadian ($6.23 US) per option.

(12)
The value of Mr. Carrigan's outstanding options as of the date of their grant is calculated in accordance with the Black-Scholes-Merton methodology, which was chosen by the Corporation because it is one of the two most common methodologies for calculating the value of the options. The Black-Scholes-Merton value was $0.85 per option.

(13)
The value of the outstanding options, as of the date of their grant, calculated in accordance with the Black-Scholes-Merton methodology, which was chosen by the Corporation because it is one of the two most common methodologies for calculating the value of the options. For Messrs. Cowee, Flood, Quarin and Brown, the Black-Scholes-Merton value was $3.43 per option.

(14)
Includes distributions received on Shares held in the LTIP, premiums paid for life insurance coverage. Perquisites (including car allowances and club memberships) do not exceed $50,000 or 10% of the Named Executive Officers' total salary. See "— Employment Agreements".

(15)
Includes a $1,206,415 gross-up for the payment of taxes relating to the purchase of 150,000 Shares by the Corporation on behalf of Mr. Carrigan pursuant to his employment agreement dated December 17, 2008. See "— Employment Agreements".

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

        The following table presents the Share and option based awards to the Named Executive Officers outstanding at the end of 2010. See "— Share Option Plan" and "— Long-Term Incentive Plan".

	Option-Based Awards(1)				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date(6)	Value of unexercised in-the-money options(5) ($)	Number of shares that have not vested(4) (#)	Market or payout value of share-based awards that have not vested(5) ($)

Keith A. Carrigan Vice Chairman & Chief Executive Officer	325,000 175,000	29.15 20.00	February 14, 2016 January 8, 2019	— 733,600	54,613	1,327,088

Thomas J. Cowee Vice President & Chief Financial Officer	125,000 212,500(3)	29.15 20.00	February 14, 2016 August 25, 2018	— 890,800	78,750	1,913,633

Charles F. Flood Vice Chairman	325,000 425,000(3) 200,000(2)	29.15 20.00 22.62 (US)	February 14, 2016 August 25, 2018 November 10, 2020	— 1,781,600 336,000	115,776	2,813,357

Joseph D. Quarin President and Chief Operating Officer	225,000 283,000(3)	29.15 20.00	February 14, 2016 August 25, 2018	— 1,186,336	84,254	2,047,372

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	100,000(3)	20.00	August 25, 2018	419,200	30,995	753,179

(1)
As at April 18, 2011, the total number of Shares issuable on the exercise of options or warrants outstanding was 2,838,958, or 2.4% of the Corporation's outstanding Shares. As at April 27, 2010, the total number of Shares issuable on the exercise of options outstanding was 2,245,500, or 2.4% of the Corporation's outstanding Shares (assuming the exchange of all outstanding Participating Preferred Shares).

(2)
One-half vested on November 11, 2010 and the remaining one-half vest May 27, 2011

(3)
One-third of the options vested on August 25, 2008, one-third vested on January 1, 2009 and the remaining one-third vests on January 1, 2011. See "— Share Option Plan".

(4)
LTIP shares which have not vested as of December 31, 2010 as well as the Bonus Equity Awards described under "— Employment Agreements".

(5)
Values presented are based on the December 31, 2010 closing price of a Share on the NYSE of $24.30.

(6)
The options expiring February 14, 2016 were granted on February 15, 2006; the options expiring August 25, 2018 were granted on August 26, 2008; the options expiring January 8, 2019 were granted on January 9, 2009; and the options expiring November 10, 2020 were granted on November 11, 2010.

Incentive Plan Awards — Value Vested or Earned During Year

        The following table sets out details concerning share and option based awards to the Named Executive Officers, based on amounts vested or earned during 2010.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)(1)(2)	Non-equity incentive plan compensation — Value earned during the year ($)

Keith A. Carrigan Vice Chairman & Chief Executive Officer	244,417	607,330	N/A

Thomas J. Cowee Vice President & Chief Financial Officer	Nil	274,355	N/A

Charles F. Flood Vice Chairman	168,000	471,477	N/A

Joseph D. Quarin President and Chief Operating Officer	Nil	359,195	N/A

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	Nil	195,469	N/A

(1)
Values presented are based on the December 31, 2010 closing price of a Share on the NYSE of $24.30.

(2)
These share based awards are all held in the LTIP. Receipt is deferred until the Named Executive Officer ceases to be employed by the Corporation.

Pension Plan Benefits

        The Corporation has no defined benefit or defined contribution pension plan.

        Mr. Carrigan and Mr. Quarin participate in the DPSP, which is available to all salaried employees of BFI Canada Inc. Under the DPSP, the Corporation or a subsidiary contributes up to 3% of the employees' base salary and annual cash bonus into the DPSP, up to the maximum allowable under the Income Tax Act (Canada). In 2010, the maximum allowable contribution to the DPSP was $11,225. The employee controls the investment of all funds deposited in the DPSP.

        Mr. Cowee, Mr. Flood and Mr. Brown participate in the IESI Corporation 401(k) Savings Plan on the same level as all other eligible employees. IESI's contribution on behalf of an employee is equal to 50% of the first 6% of eligible pay contributed to the 401(k) by the employee.

Employment Agreements

        The Corporation's success depends on the leadership, dedication and experience of its senior management group. The Corporation, IESI-BFC Holdings Inc. (or predecessor thereof) or IESI have entered into employment agreements with certain senior officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer's employment and for a specific period of time after termination of their employment. Any modification or renewal of the employment agreements between the Corporation's subsidiary entities and its executive officers will be subject to the prior review of the Compensation Committee, which shall make a recommendation thereon to our board of directors.

Keith A. Carrigan, Vice Chairman & Chief Executive Officer

        Effective December 17, 2008, Mr. Carrigan entered into a new employment agreement with the Corporation pursuant to which he serves as Vice Chairman & Chief Executive Officer. The initial term of Mr. Carrigan's employment agreement expired December 31, 2010. The term is subject to automatic renewal for successive one year periods unless either party gives the other written notice of non-renewal. Pursuant to his employment agreement, Mr. Carrigan is entitled to an annual base salary of $426,808 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Carrigan is entitled to a base salary of $668,832 and is eligible to receive an annual bonus of up to 120% of his base salary if certain performance targets are met (or greater than 120% in the case of exceptional performance). Mr. Carrigan is eligible to participate in the LTIP and other compensation plans. In 2009, Mr. Carrigan was granted an option to acquire 175,000 Shares. Two-thirds of the options vested on January 9, 2009 and the remaining one-third vested on December 31, 2010. In addition, Mr. Carrigan was granted a bonus pursuant to a bonus agreement and the after-tax proceeds of the bonus were used to acquire 150,000 restricted Shares as a Bonus Equity Award. Mr. Carrigan is also entitled to a car allowance and health club benefits.

Thomas J. Cowee, Vice President & Chief Financial Officer

        Effective January 1, 2008, Mr. Cowee entered into a new employment agreement with IESI and 4264126 Canada Limited (a predecessor of IESI Holdings Inc.). Mr. Cowee's employment agreement has a term of three years and is automatically renewed for successive three-year periods unless either party gives notice of non-renewal. Pursuant to his employment agreement, Mr. Cowee is entitled to an annual base salary of $320,650 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Cowee is entitled to a base salary of $350,000 and his bonus entitlement remains unchanged. Mr. Cowee is entitled to participate in the LTIP and other compensation plans. In 2008, Mr. Cowee was awarded a Bonus Equity Award, representing 60,000 Shares, all of which vested on January 1, 2011. Effective January 1, 2011, Mr. Cowee is entitled to a base salary of $450,000 and his bonus entitlement remains unchanged. Mr. Cowee is also entitled to a car allowance and health club benefits.

Charles F. Flood, Vice Chairman

        Effective January 1, 2008, Mr. Flood entered into a new employment agreement with IESI and 4264126 Canada Limited (a predecessor of IESI Holdings Inc.). Mr. Flood's employment agreement has a term of three years and is subject to renewal by mutual agreement. Pursuant to his employment agreement, Mr. Flood is entitled to an annual base salary of $413,275 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Flood is entitled to a base salary of $450,000 and his bonus entitlement remains unchanged. Mr. Flood is also eligible to participate in the LTIP and other compensation plans. In 2008, Mr. Flood was granted a Bonus Equity Award of 90,000 restricted Shares, all of which vested on January 1, 2011. Effective November 11, 2010, Mr. Flood entered into a new employment agreement with the Corporation. Mr. Flood's employment agreement has a term expiring on May 27, 2011. Effective January 1, 2011, Mr. Flood is entitled to a base salary of $600,000 for the term of the agreement; he is not eligible to receive a bonus in 2011. Upon execution of the agreement, Mr. Flood was granted an option to acquire 200,000 Shares. One-half of the options vested on November 11, 2010 and the remaining one-half vests on May 27, 2011. Mr. Flood is also entitled to a car allowance and health club benefits.

Joseph D. Quarin, President and Chief Operating Officer

        Effective January 1, 2008, Mr. Quarin entered into a new employment agreement with 4264126 Canada Limited (a predecessor of IESI Holdings Inc.) for a term of three years. The term of Mr. Quarin's agreement is automatically renewed for successive three year terms unless either party gives notice of non-renewal to the other. Pursuant to his employment agreement, Mr. Quarin is entitled to an annual base salary of $365,626 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Quarin is entitled to a base salary of $429,964 and his bonus entitlement remains unchanged. Mr. Quarin is eligible to participate in the LTIP and other compensation plans. In 2008, Mr. Quarin was awarded a Bonus Equity Award representing 60,000 Shares, all of which vested on January 1, 2011. Effective November 16, 2010, Mr. Quarin became President and Chief Operating Officer of the Corporation. Effective January 1, 2011, Mr. Quarin is entitled to a base salary of $525,000 Cdn and his bonus entitlement remains unchanged. Mr. Quarin is also entitled to a car allowance and health club benefits.

Thomas L. Brown, Senior Vice President & Chief Operating Officer, IESI

        Mr. Brown entered into an employment agreement with IESI effective January 21, 2005, which provided that he would serve as Senior Vice President and Chief Operating Officer of IESI. Pursuant to the agreement as amended on July 1, 2009, in 2009 Mr. Brown received an annual salary of $307,400 and participated in the LTIP. In the third quarter of 2008, Mr. Brown was also granted an option to acquire 100,000 Units. Pursuant to an amended option agreement, one-third of the options vested on August 25, 2008, one-third vested on January 1, 2009 and the remaining one-third vested on January 1, 2011. In the second quarter of 2009, Mr. Brown was granted a Bonus Equity Award of 15,000 restricted Shares pursuant to a bonus agreement. The Bonus Equity Award cliff vests on May 31, 2012, conditional upon Mr. Brown's continued employment with the Corporation to such date. In the event of Mr. Brown's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Brown's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited.

        Mr. Brown's employment agreement also provides that Mr. Brown may be eligible to receive an annual bonus of up to 85% of base salary if certain performance targets are met (or greater than 85% in the case of exceptional performance). Effective January 1, 2010, Mr. Brown is entitled to a base salary of $312,000 and bonus entitlement remains unchanged. Mr. Brown's employment agreement was further amended on December 15, 2010. Effective January 1, 2011, Mr. Brown is entitled to an annual base salary of $400,000 and is eligible to receive an annual bonus of up to 100% of his base salary. Effective January 1, 2012, a termination on three months notice by Mr. Brown will constitute good reason. Mr. Brown is also entitled to a car allowance.

Termination and Change of Control Benefits

        Each Named Executive Officer's employment agreement provides for certain compensation arrangements upon the termination of his service with the Corporation, on the occurrence of specified circumstances as described below. Generally, on a termination without cause or resignation for good reason, the Named Executive Officers will be entitled to a severance payment based on past salary and bonus levels, and outstanding and unvested incentives and other equity entitlements will accelerate to immediately vest and become exercisable.

        The employment agreements also provide for certain benefits in the event of a change of control of the Corporation. A "change of control" is defined in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of the Corporation's outstanding voting securities; (ii) the amalgamation, merger or consolidation of the Corporation or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former securityholders of the Corporation or its subsidiaries and affiliates; (iii) the sale or disposition by the Corporation of all or substantially all of its assets to another entity that is not wholly owned by the Corporation; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of the Corporation (whether directly, indirectly, beneficially or of record). As noted below, the employment agreements are "double trigger" agreements, which require both a change of control and the termination of employment by the Corporation without cause or resignation by the Named Executive Officer for good reason to trigger payment of change of control benefits. "Good reason" generally means (i) a material and adverse change in the Named Executive Officer's status or position or a material reduction in his duties and responsibilities; (ii) a reduction in the Named Executive Officer's base compensation; (iii) a relocation of the Named Executive Officer's place of employment; (iv) the failure to pay material compensation when due; or (v) a change of control of the Corporation, or a sale of all or substantially all of the assets of Corporation, in either case to a private equity investor, unless the Named Executive Officer is acting in concert with such investor.

Keith A. Carrigan, Vice Chairman & Chief Executive Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Carrigan is entitled to: (i) an amount equal to base salary for 36 months; (ii) an amount equal to three times annual bonus at target; (iii) an amount equal to three times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in the Corporation's benefits plans for 36 months; (v) continuance of car allowance and health club benefits for 36 months; (vi) immediate vesting of all outstanding LTIP entitlements; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Carrigan is entitled to the payments and other benefits described above.

        On termination by reason of disability, Mr. Carrigan is entitled to the payments and other benefits described above other than (ii) an amount equal to three times annual bonus at target and (iii) an amount equal to three times the average annual LTIP entitlement based on the prior three years, except that if he is entitled to benefits under the Corporation's short and long term disability programs, his payments are reduced by the amounts he receives under those programs.

        On retirement, Mr. Carrigan is entitled to: (i) continuation of base salary for a three month period from notice of retirement; (ii) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of retirement; (iii) immediate vesting of all outstanding LTIP entitlements; (iv) immediate vesting and continued right to exercise options for their original term; and (v) continued participation in the Corporation's benefits plans for one year.

        On termination for cause or resignation without good reason on written notice, Mr. Carrigan is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Carrigan's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements.

        Mr. Carrigan has agreed not to compete with the IESI-BFC Group for 24 months following termination of his employment and will not solicit customers or employees for 24 months.

Thomas J. Cowee, Vice President & Chief Financial Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Cowee is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in the Corporation's benefits plans for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Cowee is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Cowee is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason, or if he decides not to renew his employment contract, Mr. Cowee is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Cowee's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Cowee has agreed not to compete with the IESI-BFC Group for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason, and will not solicit customers or employees for 24 months.

Charles F. Flood, Vice Chairman

        On termination without cause or resignation for good reason, Mr. Flood is entitled to: (i) continuation of base salary for the remainder of the term; (ii) continued participation in the Corporation's benefits plans for 24 months; (iii) continuance of car allowance and health club benefits for 24 months; (iv) immediate vesting of all outstanding LTIP entitlements; and (v) immediate vesting and continued right to exercise options for their original term.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Flood is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Flood is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the continuation of base salary described in (i) above.

        On retirement or expiration of his employment agreement without renewal, Mr. Flood is entitled to: (i) immediate vesting of all outstanding LTIP entitlements; (ii) immediate vesting and continued right to exercise options for their original term; and (v) continued participation in the Corporation's health benefits plans for one year at the Corporation's expense and for a second year at Mr. Flood's expense.

        On termination for cause or resignation without good reason on written notice, Mr. Flood is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Flood's estate is entitled to: (i) continuation of base salary to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; (iii) immediate vesting of all outstanding LTIP entitlements; and (iv) continued participation in the Corporation's health insurance plans for Mr. Flood's spouse for 24 months.

        Mr. Flood has agreed not to compete with the IESI-BFC Group for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Joseph D. Quarin, President and Chief Operating Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Quarin is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) a payment equal to the cost of Mr. Quarin converting his group insurance policies to private coverage for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Quarin is entitled to the payments and other benefits described above, as paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Quarin is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason on written notice or if he decides not to renew his contract, Mr. Quarin is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Quarin's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, prorated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Quarin has agreed not to compete with the IESI-BFC Group for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Thomas L. Brown, Senior Vice President & Chief Operating Officer, IESI

        On termination without cause or resignation for good reason, as defined in the employment agreement, as amended, Mr. Brown is entitled to: (i) an amount equal to two times his base salary; (ii) an amount in respect of bonus and the LTIP entitlement for the lesser of (x) 24 months following termination, and (y) the number of months to Mr. Brown's 65th birthday; and (iii) an amount equal to two times the average annual LTIP entitlement based on the prior two years, to be paid in equal monthly installments.

        On termination without cause within six months preceding or 24 months following a change of control, as defined in the employment agreement, the payments described above will be paid as a lump sum, and all unvested incentive compensation and Share-based compensation shall vest immediately.

        On termination without cause, resignation for good reason, death or disability, Mr. Brown's Bonus Equity Award vests immediately on the date of his termination.

Estimated Payments to Named Executive Officers

        The following table presents, for each of the Named Executive Officers, incremental payments and other benefits to which they would be entitled under their respective employment agreements (where those amounts can be quantified), assuming that the termination circumstances described in those agreements occurred on December 31, 2010:

Name	Termination Without Cause or Resignation for Good Reason(2)(3)(4) ($)	Disability(5) ($)	Retirement ($)	Death ($)

Keith A. Carrigan(1) Vice Chairman & Chief Executive Officer	7,435,146(6)(7)	7,005,467(6)	1,499,927	1,327,088

Thomas J. Cowee Vice President & Chief Financial Officer	3,814,084	1,913,633	—	1,913,633

Charles F. Flood Vice-Chairman	241,643(8)	241,643(8)	—	—

Joseph D. Quarin(1) President and Chief Operating Officer	4,481,812	2,047,372	—	2,047,372

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	2,446,256	753,179	—	753,179

(1)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted into U.S. dollars based on the noon buying rate as reported by the Bank of Canada for December 31, 2010 of C$1.00 = $1.0054.

(2)
Includes, for Mr. Carrigan, Mr. Quarin and Mr. Cowee, the Corporation's election not to renew his employment agreement.

(3)
Includes payments on termination without cause or resignation for good reason within 24 months following a change of control.

(4)
Mr. Brown's employment agreement only provides for termination payments on a termination without cause or resignation for good reason.

(5)
If the Named Executive Officer is not entitled to benefits under the Corporation's short and long term disability programs, the maximum payment on termination for disability will be the amount set forth under "Termination Without Cause or Resignation for Good Reason". The amounts in this column represent the maximum entitlement on termination for disability for the Named Executive Officers (other than Mr. Carrigan) if he is entitled to benefits under the Corporation's short and long term disability programs, and is calculated based on immediate vesting of unvested LTIP awards and Bonus Equity Awards as at December 31, 2010. For Mr. Carrigan, the amounts are reduced by payments estimated at $412,765 under the Corporation's long term disability program.

(6)
Under these termination circumstances, Mr. Carrigan is entitled to the continuation of his perquisites for a three year period. These perquisites, which are not included in the amount shown, are valued at approximately $70,000 in total.

(7)
Mr. Carrigan is also entitled to continuation of health care benefits for a period of 12 months following a termination without cause or resignation for good reason.

(8)
Under these termination circumstances, Mr. Flood is entitled to continued participation in Company's benefit plans for a two year period.

        The following table provides additional details regarding the components included in the foregoing presentation of the estimated incremental payments from the Corporation to each of the Named Executive Officers, assuming termination without cause or resignation for good reason on December 31, 2010:

Name	Base Salary(2) ($)	Bonus(3) ($)	LTIP(4) ($)	Vesting of LTIP Entitlements and Bonus Equity Awards(5) ($)	Total ($)

Keith A. Carrigan(1) Vice Chairman & Chief Executive Officer	2,074,067	2,074,067	1,959,925	1,327,088	7,435,146(6)

Thomas J. Cowee Vice President & Chief Financial Officer	700,226	700,226	499,999	1,913,633	3,814,084

Charles F. Flood Vice Chairman	241,643	—	—	2,813,357	3,055,000(7)

Joseph D. Quarin(1) President and Chief Operating Officer	893,668	893,668	647,103	2,047,372	4,481,812

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	652,466	521,973	518,639	753,179	2,446,256

(1)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the noon buying rate as reported by the Bank of Canada for December 31, 2010 of C$1.00 = $1.0054.

(2)
Represents, for Mr. Carrigan, an amount equal to base salary for 36 months, and for Messrs. Cowee, Quarin and Brown, an amount equal to base salary for 24 months.

(3)
Represents, for Mr. Carrigan, an amount equal to three times annual bonus at target, and for Messrs. Cowee, Quarin and Brown, an amount equal to two times annual bonus at target.

(4)
The LTIP component is calculated based on the Named Executive Officer's average annual entitlement over the prior three fiscal years, except for that of Mr. Brown, whose average annual entitlement is calculated over the prior two fiscal years.

(5)
Bonus Equity Awards vest on termination without cause and are valued based on the December 31, 2010 closing price of a Share on the NYSE of $24.30. See "— Long-Term Incentive Programs" and "— Employment Agreements".

(6)
Mr. Carrigan is entitled to the continuation of his perquisites for a three year period. These perquisites, which are not included in the amount shown, are valued at approximately $70,000 in total.

(7)
Mr. Flood is entitled to continued participation in Company's benefit plans for a two year period.

Long-Term Incentive Plan

        The LTIP is administered by the Compensation Committee, which has the power, among other things, to determine the Participants. The purpose of the LTIP is to establish a performance-based incentive plan for directors, officers and employees that will align the interests of senior management with the interests of the Shareholders. See "— Long-Term Incentive Programs".

        In accordance with the LTIP, Shares allocated to a Participant in respect of a calendar year have historically vested as follows: one-third on the day such Shares are allocated to a Participant; one-third on December 31 of the year such Shares are allocated to a Participant; and the balance on December 31 of the following year. Upon the termination of employment of a Participant, without cause, or a Participant's death, disability or retirement, all unvested Shares automatically vest. Upon voluntary termination of employment (resignation) or termination with cause, any Shares which have not vested will be forfeited, subject to the discretion of the trustee of the Trust (the "LTIP Trustee"), with the approval of the Compensation Committee. Upon someone ceasing to be a

Participant in the LTIP, the LTIP Trustee will at the request of a Participant, or within one year of that date, sell such number of vested Shares held on behalf of the Participant as may be necessary to fund the payment of any tax deduction or other charges the LTIP Trustee is required to deduct, withhold and remit under applicable law or for any other cost or charges incurred by the LTIP Trustee, and will distribute to the Participant either cash or the remaining vested Shares held on the Participant's behalf. In 2010, the amount allocated to each Participant for the purchase of Shares on the Participant's behalf was approved by the Compensation Committee. See "— Long-Term Incentive Programs".

        The LTIP was established in 2003 for Canadian-resident employees and in 2005 for U.S.-resident employees. The Corporation, or a subsidiary, contributes to the applicable Trust the respective amounts set out in the table for the benefit of the Named Executive Officers.

        The Compensation Committee has modified the vesting schedule for Shares allocated to a Participant in respect of the 2010 fiscal year. Shares allocated to a Participant will vest and be distributed to the Participant as follows: one-third on December 1, 2011; one-third on December 1, 2012; and one-third on December 1, 2013.

Share Option Plan

        The Amended and Restated Unit Option Plan of the Fund, which increased the number of Units available for issuance under options granted from 1,750,000 to 4,000,000 Units, was adopted by the board of trustees of the Fund and approved by its unitholders at the annual and special meeting held on May 13, 2008. Upon completion of the Conversion, our board of directors adopted the Share Option Plan on substantially the same terms as the Amended and Restated Unit Option Plan, so that outstanding and unexercised options remained outstanding, but would be exercised in respect of Shares of the Corporation rather than Units of the Fund (based on the one-for-one exchange ratio in the Conversion). The Share Option Plan is designed to reward certain eligible management employees with compensation opportunities that will encourage ownership of Shares, enhance the Corporation's ability to attract, retain and motivate senior employees, and reward them for significant performance. Options may be granted under the Share Option Plan to management employees of the Corporation and its subsidiaries as our board of directors may from time to time determine.

        There are currently 120,736,639 Shares outstanding. The maximum number of Shares that may be issued upon the exercise of options granted under the Share Option Plan is 4,000,000 which together with 393,458 issued options and warrants assumed in connection with the Merger with Waste Services Inc. represents approximately 3.6% of the Corporation's outstanding Shares as at April 18, 2011. The following summary describes the principal terms of the Share Option Plan.

        The number of options that may be granted to any one participant or to insiders under the Share Option Plan is restricted as follows: the number of securities issuable to insiders, at any time, under all security based arrangements, including the Share Option Plan, cannot exceed 10% of the Corporation's issued and outstanding securities; and the number of securities issued to insiders, within any one-year period, under all of the Corporation's security based compensation arrangements, including the Share Option Plan, cannot exceed 10% of the Corporation's issued and outstanding securities. The Share Option Plan includes Share appreciation rights which the Compensation Committee may grant in connection with the grant of a Share option. Share appreciation rights entitle the participant to elect to receive a payment equal to the difference between the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of surrender of a Share option and the exercise price of the Share option in connection with which it was granted.

        Under the Share Option Plan, options granted have a term of 10 years and vest at the rate of 25% per year, commencing on the anniversary of the date of the grant, or as otherwise determined by the Compensation Committee. The Compensation Committee has authorized option grants with shorter vesting schedules, as described under "Executive Compensation — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards". Prior to the expiry of an option, an optionholder generally may exercise an option at any time after the option vests. If the expiry date for an option occurs during a blackout period or other period during which an insider is prohibited from trading in securities of the Corporation pursuant to its insider trading policy, the expiry date will automatically be extended until ten business days after such period ends.

        The exercise price of an option under the Share Option Plan is fixed by our board of directors at the time of grant, but may not be lower than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of grant (calculated by dividing the total value by the total volume of Shares traded for such period). The options are non-assignable.

        If a participant ceases to be eligible under the Share Option Plan due to resignation of employment, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 30 days. If a participant ceases to be eligible under the Share Option Plan due to termination of employment or services without cause, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 90 days. If a participant ceases to be eligible under the Share Option Plan due to termination of employment for cause, all options held by the participant cease to vest and all options which are then exercisable cease to be exercisable. If a participant's employment ceases by reason of disability or death, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 12 months. The Compensation Committee may provide, at the time of the grant or at any time thereafter, that granted options remain exercisable following such resignation or termination, provided that no option may be exercised after its stated expiration (which in no case may be later than 10 years after the date of the grant).

        The Share Option Plan provides that Voting Shareholder approval is not required for any amendments to the Share Option Plan or an option granted under the Share Option Plan, except for any amendment or modification that:

  (a)
  increases the number of Shares issuable under the Share Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

  (b)
  increases the length of the period after a blackout period during which options, awards, or any rights pursuant thereto may be exercised;

  (c)
  reduces the exercise price of an option or that would result in the exercise price for any option being lower than the fair market value of a Share at the time the option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of the Corporation affecting the Shares;

  (d)
  expands the categories of eligible person which would have the potential of broadening or increasing insider participation;

  (e)
  results in an amendment to termination provisions providing an extension beyond the original expiry date, except a permitted automatic extension of an option expiring during a blackout period;

  (f)
  results in participants receiving Shares while no cash consideration is received by the Corporation;

  (g)
  requires securityholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

  (h)
  grants additional powers to the board of directors to amend the Share Option Plan or entitlement;

  (i)
  extends the term of options held by insiders; or

  (j)
  changes the insider participation limits which result in securityholder approval being required on a disinterested basis.

 Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) ($)		Weighted-average exercise price of outstanding options, warrants and rights(1) ($)	Number of securities remaining available for future issuance under equity compensation plans(1) ($)
Plan Category
Equity compensation plans approved by securityholders(4)	2,838,958		$22.49	1,554,500
Equity compensation plans not approved by securityholders	—		—	—

Total	2,838,958	(2)	$22.49	1,554,500	(3)

(1)
As of December 31, 2010.

(2)
Represents approximately 2.3% of the Corporation's outstanding Shares as at December 31, 2010.

(3)
Represents approximately 1.3% of the Corporation's outstanding Shares as at December 31, 2010.

(4)
Includes 199,015 options and 194,443 warrants assumed by the Company in connection with the Merger with Waste Services, Inc.

Composition of the Compensation Committee

        During the year ended December 31, 2010, the Compensation Committee assisted the board of directors in determining and administering the compensation for the senior officers of the Corporation and its subsidiaries. The following individuals served as the members of the Compensation Committee during the fiscal year ended December 31, 2010: Mr. Daniel R. Milliard, Mr. James J. Forese, Mr. Daniel Dickinson (Chair), Mr. Joseph H. Wright (until June 2, 2010), Mr. Douglas Knight and Mr. Michael G. DeGroote (from July 5, 2010)

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee during 2010 was an officer, employee or former officer or employee of the Corporation or any of its subsidiary entities or affiliates.

COMPENSATION OF DIRECTORS OF THE CORPORATION

        The Compensation Committee is responsible for reviewing directors' compensation and recommending changes to our board of directors. In determining director compensation, the Committee is guided by the following compensation principles/philosophy:

  •
  compensation is appropriate and competitive with the median of the U.S. market;

  •
  the compensation is competitive and fair considering the time, effort and commitment of the directors; and

  •
  the mix and level of compensation should be reviewed against the North American waste management comparator group as well as a broader comparator group of Canadian/U.S. public companies of comparable complexity and size.

        In 2009, the Compensation Committee engaged an external consultant, Mercer, to assist in the selection of an appropriate comparator group and to collect market data. After reviewing the market data and applying the above compensation principles, the Compensation Committee made its recommendations to our board of directors and the board approved changes effective July 1, 2009.

Pay Benchmarking

        The comparator group in the August 31, 2009 market data analysis consisted of a group of North American waste management companies with median revenues of $1,002 million, which approximated the IESI-BFC

Group's revenue at that time, and median market capitalization of $1,607 million. In order to provide a broader perspective on compensation levels for directors, the Compensation Committee also reviewed compensation data for about 150 U.S. companies from Mercer's database with revenues between $500 million to $2 billion. For non-executive chairman compensation levels, the Compensation Committee also reviewed Canadian market data from Mercer's Canadian Mid-Size 60 Core Research Group.

        The North American waste management comparator group companies included in the Mercer review were:

Casella Waste Systems Inc.	Stericycle Inc.
Clean Harbors Inc.	Waste Connections, Inc.
Newalta Income Fund	Waste Management, Inc.
Republic Services, Inc.	Waste Services, Inc.

        In assessing the competitiveness of the directors' total compensation, the Compensation Committee reviewed the market data presented by Mercer. Based on that market data the directors' total compensation program was generally positioned in the bottom quartile of the waste management comparator group and the broader U.S. market, and between the 25th percentile and the median of the broader Canadian market.

        The Compensation Committee uses market data benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for directors' compensation.

Directors' Compensation Arrangements

        Directors receive their compensation in Canadian funds but their compensation is reported in U.S. dollars in this Circular. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange of 0.9708 in the period January 1, 2010 through December 31, 2010.

        Based, in part on the results of the Mercer analysis, the Compensation Committee determined to increase compensation and effective July 1, 2009 adopted a flat fee compensation approach for directors. The Compensation Committee believes that approach compensates directors for involvement rather than meeting attendance, i.e., directors are paid for the "job" and not for participation in a series of meetings and committees. These compensation levels are competitive with the median total compensation for directors among the waste management comparator group and the median total compensation for directors among the broader U.S. market:

  •
  $135,000 Canadian annual retainer for being a member of our board of directors;

  •
  $200,000 Canadian annual retainer for the Chair of our board of directors;

  •
  $20,000 Canadian additional annual retainer for being the Chair of the Audit Committee;

  •
  $10,000 Canadian for the Chair either of the Compensation Committee or the Governance and Nominating Committee;

  •
  total compensation to directors would be paid 50% in cash and 50% in director Share units/LTIP(1); and

  •
  no additional meeting or membership fees would be paid.

(1)
In accordance with the terms of the TC Carting III, L.L.C limited partnership agreement in 2010 Messrs. Dickinson and Forese received their compensation entirely in cash. In future years their compensation will be paid in cash and shares.

Directors' Compensation Table

        During the year ended December 31, 2010, a total of $39,525 was paid in respect of reimbursement of expenses incurred by the directors relating to travel and other expenses attributable to attending board and board committee meetings. Keith A. Carrigan, the Vice Chairman & Chief Executive Officer of the Corporation, and Charles F. Flood, the Vice Chairman of the Corporation, were not entitled to compensation for acting in the capacity of director of the Corporation or IESI-BFC Holdings Inc.; however, all their expenses were paid by the Corporation or a subsidiary.

Name	Fees Earned(1) ($)	Share Based Awards(1) ($)	Total(1) ($)
Daniel M. Dickinson(2)	131,058	0	131,058
James J. Forese(2)	199,014	0	199,014
Daniel R. Milliard	70,409	70,357	140,766
Douglas W. Knight	72,804	72,816	145,620
Joseph H. Wright	32,807	32,722	65,529
Michael G. DeGroote	32,765	32,764	65,529

(1)
Directors receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2010 of C$1.00 = $0.9708.

(2)
Messrs. Dickinson and Forese in 2010 received their compensation entirely in cash (rather than in part cash, part Shares).

Director Share Ownership Program

        On August 3, 2006, the board of trustees approved a Unit Ownership Program for trustees of the Fund, which has been continued for the directors of the Corporation. The program, as amended on July 1, 2009, provides that by the later of June 30, 2014 or five years from the date of joining the Board, each director will be required to own Shares of the Corporation having a purchase value or fair market value, whichever is higher, equivalent to three times his or her annual retainer. As of April 18, 2011, the directors of the Corporation beneficially owned 869,664 shares of the Corporation.

Director Retirement Policy

        The Corporation does not have a retirement policy for directors.

Other Information

        The board of directors, with the assistance of the Compensation Committee, oversees the succession planning process, annually reviewing the Corporation's leadership development strategies and succession plans for key leadership roles. Effective November 16, 2010, Joseph D. Quarin became President and Chief Operating Officer of the Corporation and Charles E. Flood became Vice Chairman. On January 1, 2011, William P. Hulligan became Executive Vice President, U.S. Operations.

        At each regularly scheduled meeting of the board of directors and committees, and at most other meetings, the independent directors meet without non-independent directors and members of management in attendance.

        The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give directors timely access to the information they need to carry out their duties. The directors periodically visit operating facilities. Directors may also attend education programs at the Corporation's expense.

        The directors with the assistance of Mercer Delta conducted an assessment of the effectiveness and contribution of the directors and committees in 2006 and in 2009. The directors intend to conduct another evaluation in 2011 or 2012.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        As of April 18, 2011, none of the current or former directors, executive officers or employees of the Corporation or its subsidiary entities were indebted to the Corporation or any of its subsidiaries.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The following table describes the Corporation's governance practices. For convenience, these are organized by reference to the requirements set out in National Instrument 58-101 of the Canadian Securities Administrators ("NI 58-101").

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
1. Board of Directors	Yes	A majority of the members of our board of directors are independent. The independent directors are as follows:

•       Daniel M. Dickinson

•       James J. Forese

•       Douglas Knight

•       Daniel Milliard

•       Michael G. DeGroote

The following directors are not independent: • Keith Carrigan • Charles F. Flood
The directors have determined that Mr. Carrigan and Mr. Flood are considered to be non-independent as a result of their positions as executive officers of the Corporation.

The following directors are presently a director of another reporting issuer or public company in a foreign jurisdiction:

•       Daniel M. Dickinson serves on the board of directors of Caterpillar Inc. and MISTRAS Group, Inc.; and

•       James J. Forese serves on the board of directors of SFN Corporation, MISTRAS Group, Inc. and RRTS Corporation

The attendance record of each director for board meetings is as follows:

•       Keith A. Carrigan: 8 of 8 meetings

•       Daniel M. Dickinson: 7 of 8 meetings

•       Charles F. Flood: 8 of 8 meetings

•       James J. Forese: 8 of 8 meetings

•       Douglas Knight: 7 of 8 meetings

•       Daniel Milliard: 8 of 8 meetings

•       Michael G. DeGroote: 3 of 3 meetings

Following each meeting of our board of directors, the independent directors hold a separate meeting at which non-independent directors and members of management do not attend.
The Chairman's role is to facilitate open and candid discussion among the independent directors. The Corporation's non-executive Chairman, James J. Forese, is an independent director.

The attendance record for members of the Audit Committee is as follows:

•       James J. Forese: 5 of 5 meetings

•       Daniel M. Dickinson: 4 of 5 meetings

•       Douglas Knight (Chair): 4 of 5 meetings

•       Daniel Milliard: 5 of 5 meetings

•       Joseph H. Wright: 3 of 3 meetings

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The attendance record for members of the Governance and Nominating Committee as well as the Compensation Committee is as follows:

•       Daniel Milliard (Chair-Governance): 6 of 6 meetings

•       Daniel M. Dickinson (Chair-Comp): 5 of 6 meetings

•       James J. Forese: 6 of 6 meetings

•       Douglas Knight: 5 of 6 meetings

•       Michael G. DeGroote: 1 of 2 meetings

The attendance record for members of the Environmental, Health and Safety Committee during 2010 was:

•       Charles F. Flood (Chair): 4 of 4 meetings

•       Keith A. Carrigan: 4 of 4 meetings

•       James J. Forese: 4 of 4 meetings

2. Board Mandate	Yes	Our board of directors has a written mandate, which is attached hereto as Schedule "A".
3. Position Descriptions	Yes	Written position descriptions for the chair of the board of directors and the chair of each committee and for each of the President and Chief Executive Officer positions have been approved.

The board of directors and the Compensation Committee have implemented the following in respect of succession planning:

•       The board and the Compensation Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the Chief Executive Officer and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.

•       The board of directors annually reviews and assesses the succession plans for the Chief Executive Officer.

•       The Compensation Committee assists the board of directors in its oversight responsibilities regarding succession planning, and annually reviews the Corporation's leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•       The Compensation Committee reports to the board of directors at least annually on succession planning.

•       The performance objectives of the Chief Executive Officer include ensuring solid succession for senior executive roles.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
4. Orientation and Continuing Education	Yes

The Governance and Nominating Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of the Corporation's business, the role of the board of directors and its committees and the contribution that individual directors are expected to make. New directors also meet with senior officers to discuss business functions and activities.

For new and existing board members, the Corporation also prepares and keeps orientation materials, which contain information concerning: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the business carried on by the Corporation and its subsidiaries. A general orientation package including materials with respect to the board of director's mandate and the mandate of each committee of the board of directors, the Corporation's disclosure policy, the Corporation's code of conduct, an overview of the Corporation's approvals policy and an overview on landfills and landfill development is provided to directors.

The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give the board of directors timely access to the information it needs to carry out its duties. In particular, directors:

•       receive a comprehensive package of information prior to each board and committee meeting;

•       are involved in setting the agenda for board and committee meetings; and

•       have full access to senior management and employees.

Directors may also attend external education programs at the Corporation's expense.
5. Ethical Business Conduct	Yes

A Code of Conduct applicable to all employees, officers and directors was implemented by the Board of Directors. A Code of Ethics for Senior Executives was implemented as well by the board. A copy of the Code of Conduct is available at www.sedar.com and at www.iesi-bfc.com and a copy of the Code of Ethics is available from the Vice-President, Investor and Employee Relations via phone: 905-532-7517 or email: investorrelations@iesi-bfc.com. To facilitate compliance with the Code, the Code of Conduct includes mandatory procedures with respect to the reporting of conflicts of interest.

No reports have been filed pertaining to any conduct of a director, trustee or executive officer that constitutes a departure from the Code.
The Code includes requirements with respect to the avoidance of self-dealing conflicts of interests. The Code provides for a complaint procedure which allows employees to report (anonymously, if they wish) any conduct that does not comply with the Code.
Through the Code, our board of directors encourages and promotes a culture of ethical business conduct.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
6. Nomination of Directors	Yes	The Governance and Nominating Committee is composed of five members and all of them are independent.

The Governance and Nominating Committee is responsible for the nomination of directors, and examines the size, composition and structure of the board of directors and makes recommendations with respect to individuals qualified for appointment. The Governance and Nominating Committee is also responsible for, among other things, the following:

•       establishing and implementing procedures to review the contributions of individual directors;

•       evaluating the effectiveness of the board of directors and committees;

•       assessing that adequate structures and procedures are in place to permit the board of directors to effectively discharge its duties and responsibilities; and

•       evaluating organizational structures and plans for the succession of senior executives.

7. Compensation	Yes

The process by which the board determines the compensation of directors and officers involves a determination on an annual basis by the Compensation Committee, composed entirely of independent directors, which reviews and recommends to the directors, for approval, the remuneration of directors and senior management. See also "Executive Compensation — Compensation Discussion and Analysis".

In 2009, Mercer completed a competitive market benchmarking analysis for the Corporation's executives and the independent directors.
8. Other Board Committees	Yes	Environmental, Health and Safety Committee. The function of the committee is to establish and monitor the effectiveness of safety, health and environmental policies and systems.
9. Director/Board Assessments	Yes

The board of directors with the assistance of Mercer Delta conducted an evaluation of its effectiveness and contributions in 2006 and 2009. These evaluations assessed the effectiveness and contribution of the board of directors, the board committees and the board chair. Mercer Delta also coordinated the preparation, completion and analysis of a director self-assessment evaluation.

*
"Yes" indicates that the corporate governance practices of the Corporation and its subsidiaries, as applicable, generally comply with the NI 58-101 requirement.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has policies of insurance for the directors and officers of the Corporation and the directors and officers of its subsidiary entities.

        The aggregate limit of liability applicable to those insured directors and officers under the policies is $50 million, inclusive of costs to defend claims. Under the policies, the Corporation will have a $30 million limit of liability in reimbursement coverage to the extent that it has indemnified the directors and officers in excess of the deductible of $250,000 for each loss. The insured directors and officers also have a $20 million limit of liability designated to claims in which no indemnification is provided by the Corporation. The policies include coverage for claims under securities laws and insurance against any legal obligations to pay on account of any such claims.

        For the period from January 1, 2010 to December 31, 2010, the total premium paid on the policies was $488,280. Because the policies are subject to aggregate limits of liability, the amount of coverage may be diminished or exhausted by any claims made thereon. Also, continuity of coverage is contingent upon the availability of renewal insurance, or of replacement insurance without a retroactive date so as not to limit coverage for prior wrongful acts.

ADDITIONAL INFORMATION

        Financial information for the financial year ended December 31, 2010 is provided in the Corporation's annual financial statements and management's discussion and analysis ("MD&A") which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Corporation at 400 Applewood Crescent 2nd Floor, Vaughan, Ontario L4K 0C3.

        The Corporation's annual information form includes additional information on the Audit Committee in the sections entitled "Audit Committee Information" and "Schedule A — Audit Committee Charter", including the relevant education and experience of the Audit Committee members.

        To obtain a copy of the Corporation's latest annual information form, Annual Report, this Circular or other information relating to the Corporation, please visit the Corporation's SEDAR profile at www.sedar.com or our website at www.iesi-bfc.com.

OTHER MATTERS

        The directors know of no other amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL OF DIRECTORS

        The contents of this Circular and its sending to Voting Shareholders have been approved by the board of directors of the Corporation.

                        BY ORDER OF THE BOARD OF DIRECTORS
                        "William Chyfetz"
                        WILLIAM CHYFETZ
                        Vice President, Associate General Counsel and Secretary

Toronto, Ontario
April 18, 2011

 SCHEDULE A

IESI-BFC LTD.

MANDATE OF THE BOARD OF DIRECTORS

The purpose of this document is to summarize the governance and management roles and responsibilities of the board of directors of IESI-BFC Ltd. (the "Corporation").

1.     Role

  The role of the directors is to focus on governance and stewardship. Their role is to review corporate direction (strategy), assign responsibility to management for achievement of that direction, establish executive limitations, and monitor performance against those objectives. In fulfilling this role, the directors will regularly review management's strategic plans so that they continue to be responsive to the changing business environment in which the Corporation operates.

2.     Responsibilities

  To fulfill their role, the directors will:

  (a)   Define Shareholder Expectations for Corporate Performance Through Effective Communication with Shareholders

    •
    Satisfy itself that there is effective communication between the directors and the Shareholders, other stakeholders, and the public.

    •
    Determine, from time to time, the appropriate criteria against which to evaluate performance, and set strategic goals and objectives within this context.

  (b)   Establish Strategic Goals, Performance Objectives and Operational Policies

    The directors will review and approve broad strategic objectives for the Corporation and establish values against which the Corporation's performance will be measured. In this regard, the directors will:

    •
    Approve long-term strategies.

    •
    Review and approve management's strategic and operational plans so that they are consistent with long-term goals.

    •
    Approve strategic and operational policies within which management will operate.

    •
    Set targets against which to measure executive performance.

    •
    Satisfy itself that a portion of executive compensation is linked appropriately to the Corporation's performance.

    •
    Satisfy itself that a process is in place with respect to the appointment, development, evaluation and succession of senior management.

  (c)   Monitor Corporate Performance

    •
    Understand, assess and monitor the principal risks of all aspects of the business in which the Corporation is engaged.

    •
    Monitor the Corporation's performance against both short-term and long-term strategic plans and annual performance targets, and monitor compliance with corporate policies and the effectiveness of risk management practices.

  (d)   Develop Board Processes

    Develop procedures relating to the conduct of the directors and the fulfillment of the board's responsibilities. In this regard, the directors will:

    •
    Ensure the Audit Committee of the board of directors puts in place procedures to receive and handle complaints or concerns received by the Corporation about accounting or audit matters including those submitted anonymously by an employee of the Corporation.

    •
    To the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer (CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

    •
    Establish expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

QuickLinks

  Exhibit 99.1
IESI-BFC LTD. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS MAY 25, 2011
IESI-BFC LTD. 400 Applewood Crescent, 2nd Floor Vaughan, Ontario L4K 0C3
MANAGEMENT INFORMATION CIRCULAR DATED APRIL 18, 2011
THE CORPORATION
PROXY SOLICITATION AND VOTING AT THE MEETING
VOTING SHARES AND GOVERNANCE ARRANGEMENTS
PRINCIPAL SHAREHOLDERS
MATTERS TO BE CONSIDERED AT THE MEETING
EXECUTIVE COMPENSATION
Aggregate Weighting of Elements of Executive Compensation for Named Executive Officers for Fiscal 2010
Total Return from December 31, 2005 to December 31, 2010
Equity Compensation Plan Information
COMPENSATION OF DIRECTORS OF THE CORPORATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
ADDITIONAL INFORMATION
OTHER MATTERS
APPROVAL OF DIRECTORS
SCHEDULE A IESI-BFC LTD. MANDATE OF THE BOARD OF DIRECTORS